SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Eupraxia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29842P105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
□ Rule 13d-1(b)
□ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29842P105	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Robert Disbrow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,092,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,092,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,092,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6% (1) (2)
12	TYPE OF REPORTING PERSON IN
(1) Includes (a) 2,592,500 shares of the Issuer’s (as defined below) common shares, with no par value (the “Common Shares”) and 200,000 Common Shares underlying Issuer’s Series 1 preferred shares, with no par value (the “Preferred Shares”) jointly owned by Robert Disbrow and Kim Kawaguchi, husband and wife (the “Disbrows”); and (b) 300,000 Common Shares held by the children of the Disbrows. The Disbrows disclaim beneficial ownership of the Common Shares held by their children.
(2) Calculated based on the Common Shares and Preferred Shares, beneficially owned by the Reporting Person relative to the Issuer’s 35,622,553 outstanding Common Shares, as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 7, 2024, plus the 200,000 Preferred Shares.

Item 1(a)	Name of Issuer:

Eupraxia Pharmaceuticals Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada V8R 5GR.

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Robert Disbrow (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office:
The business address of the Reporting Person is:
200 Burrard Street, Suite 700
Vancouver, BC V6C 3L6

Item 2(c)	Citizenship:

Robert Disbrow is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Common shares, with no par value (“Common Shares”)

Item 2(e)	CUSIP Number:

29842P105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Select Reporting Person and is incorporated herein by reference for each such Select Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐ .

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

/s/ Robert Disbrow
Robert Disbrow